Filed pursuant to 424(b)(3)

Registration No. 333-184126

INDUSTRIAL PROPERTY TRUST INC.

SUPPLEMENT NO. 9 DATED FEBRUARY 23, 2016

TO THE PROSPECTUS DATED AUGUST 19, 2015

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Industrial Property Trust Inc., dated August 19, 2015 (the “Prospectus”), as supplemented by Supplement No. 1, dated September 8, 2015, Supplement No. 2, dated September 29, 2015, Supplement No. 3, dated September 30, 2015, Supplement No. 4, dated November 13, 2015, Supplement No. 5, dated December 9, 2015, Supplement No. 6, dated January 4, 2016, Supplement No. 7, dated January 12, 2016 and Supplement No. 8 dated February 3, 2016. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is as follows:

A.	To update disclosure in the section of the Prospectus titled “Risk Factors.”

B.	To update disclosure in the sections of the Prospectus titled “Prospectus Summary – The Advisor” and “The Advisor and the Advisory Agreement.”

C.	To update disclosure in the sections of the Prospectus titled “Management – Responsibilities of Directors” and “Management – Investment Committee.”

D.	To update disclosure in the sections of the Prospectus titled “Prospectus Summary – Compensation to the Advisor and Its Affiliates” and “Management Compensation.”

E.	To update disclosure in the section of the Prospectus titled “Conflicts of Interest.”

F.	To update disclosure in the section of the Prospectus titled “Description of Capital Stock.”

G.	To update disclosure in the section of the Prospectus titled “Material U.S. Federal Income Tax Considerations.”

A.	Update to the Section of the Prospectus Titled “Risk Factors”

1. The last sentence of the first paragraph of the risk factor captioned, “Failure to qualify as a REIT could adversely affect our operations and our ability to make distributions” on pages 67-68 of the Prospectus is hereby deleted in its entirety.

2. The risk factor captioned, “If we were considered to actually or constructively pay a “preferential dividend” to certain of our stockholders, our status as a REIT could be adversely affected” on page 69 of the Prospectus is hereby deleted in its entirety.

3. On February 18, 2016, the initial public offering of Logistics Property Trust Inc., or “LPT”, another non-traded public real estate investment program sponsored by certain affiliates of direct or indirect owners of the Sponsor, went effective with the Securities and Exchange Commission. In addition to being sponsored by certain affiliates of direct or indirect owners of the Sponsor, certain of our officers and directors and certain of the Advisor’s officers are currently officers or directors of LPT and LPT may compete with us for investment, leasing or other opportunities.

The following updates and supersedes the risk factor captioned, “We will compete with entities sponsored or advised by affiliates of our Sponsor for opportunities to acquire or sell investments, and for customers, which may have an adverse impact on our operations” on pages 65-67 of the Prospectus.

“We will compete with entities sponsored or advised by affiliates of our Sponsor for opportunities to acquire or sell investments, and for customers, which may have an adverse impact on our operations.

We will compete with entities sponsored or advised by affiliates of our Sponsor, whether existing or created in the future, for opportunities to acquire, finance or sell certain types of properties. We may also buy, finance or sell properties at the same time as entities sponsored or advised by affiliates of our Sponsor are buying, financing or selling properties. In this regard, there is a risk that the Advisor will purchase a property that provides lower returns to us than a property purchased by entities sponsored or advised by affiliates of our Sponsor. Certain entities sponsored or advised by affiliates of our Sponsor own and/or manage properties in geographical areas in which we expect to own properties. Therefore, our properties may compete for customers with other properties owned and/or managed by entities sponsored or advised by affiliates of our Sponsor. The Advisor may face conflicts of interest when evaluating customer leasing opportunities for our properties and other properties owned and/or managed by entities sponsored or advised by affiliates of our Sponsor and these conflicts of interest may have a negative impact on our ability to attract and retain customers. We and LPT have implemented lease allocation guidelines to assist with the process of the allocation of leases when we, LPT, the BTC Partnership and certain other entities to which affiliates of the Advisor are providing certain advisory services have potentially competing properties with respect to a particular tenant. Pursuant to the lease allocation guidelines, if we have an opportunity to bid on a lease with a prospective tenant and one or more of these other entities has a potentially competing property, then, under certain circumstances, we may not be permitted to bid on the opportunity and in other circumstances, we and the other entities will be permitted to participate in the bidding process. The lease allocation guidelines are overseen by a joint management committee consisting of our management committee and LPT’s management committee.

Notwithstanding the foregoing, the Sponsor and the Advisor have agreed, subject to any future changes approved by the Conflicts Resolution Committee, that if an investment is equally suitable for us and LPT, (i) until such time as all of the proceeds from our public offerings have been fully invested (the “Core Trigger”) and except as noted below, we will have priority over LPT with respect to (A) industrial properties (including all new stabilized, value add, and forward commitment opportunities, collectively “Core Industrial Investment Opportunities”) located in the U.S. or Mexico; and (B) debt investments related to industrial properties located in the U.S. or Mexico, and (ii) until the later of the Core Trigger or the expiration of the investment period of ours build-to-core fund (the later of the foregoing, the “Development Trigger”), and other than development or re-development opportunities associated with LPT’s existing investments (e.g., development on excess land or expansion of an existing facility) which opportunities shall remain with LPT, we will have priority over LPT with respect to development of industrial properties (including all new speculative and build-to-suit opportunities, collectively, “Industrial Development Opportunities”) located in the U.S. or Mexico. Subject in both cases to the exceptions noted below, after the Core Trigger LPT will have priority over us with respect to Core Industrial Investment Opportunities, and after the Development Trigger LPT will have priority over us with respect to Industrial Development Opportunities. Notwithstanding the foregoing to the contrary, (I) if we have additional capital to deploy from our public offerings, but we determine that, for portfolio balance purposes, we do not for any period of time desire to invest further in certain markets either for certain industrial product classes or all industrial product classes, then LPT shall be permitted to invest in such markets and such product classes without us having priority in such markets and product classes for such time periods, and (II) when, from time to time, (x) after the Core Trigger, we have additional capital to deploy (either through the sale of assets or otherwise) into Core Industrial Investment Opportunities, (y) after the expiration of the Development Trigger, we have additional capital to deploy (either through the sale of assets or otherwise) into Industrial Development Opportunities, or (z) LPT has capital to deploy into Core Industrial Investment Opportunities or Industrial Development Opportunities, LPT’s CEO and regional Managing Directors (who currently serve in similar positions with us) will determine in their sole discretion for which program the investment is most suitable by utilizing the following allocation factors:

•	Overall investment objectives, strategy and criteria, including product type and style of investing (for example, core, core plus, value add and opportunistic);

•	The general real property sector or debt investment allocation targets of each program and any targeted geographic concentration;

•	The cash requirements of each program;

•	The strategic proximity of the investment opportunity to other assets;

•	The effect of the acquisition on diversification of investments, including by type of property, geographic area, customers, size and risk;

•	The policy of each program relating to leverage of investments;

•	The effect of the acquisition on loan maturity profile;

•	The effect on lease expiration profile;

•	Customer concentration;

•	The effect of the acquisition on ability to comply with any restrictions on investments and indebtedness contained in applicable governing documents, SEC filings, contracts or applicable law or regulation;

•	The effect of the acquisition on the applicable entity’s intention not to be subject to regulation under the Investment Company Act;

•	Legal considerations, such as Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and Foreign Investment in Real Property Tax Act (“FIRPTA”), that may be applicable to specific investment platforms;

•	The financial attributes of the investment;

•	Availability of financing;

•	Cost of capital;

•	Ability to service any debt associated with the investment;

•	Risk return profiles;

•	Targeted distribution rates;

•	Anticipated future pipeline of suitable investments;

•	Expected holding period of the investment and the applicable entity’s remaining term;

•	Whether the applicable entity still is in its fundraising and acquisition stage, or has substantially invested the proceeds from its fundraising stage;

•	Whether the applicable entity was formed for the purpose of making a particular type of investment;

•	Affiliate and/or related party considerations;

•	The anticipated cash flow of the applicable entity and the asset;

•	Tax effects of the acquisition, including on REIT or partnership qualifications;

•	The size of the investment; and

•	The amount of funds available to each program and the length of time such funds have been available for investment.

Any such determinations will be reported, at least quarterly, to our Conflicts Resolution Committee in order to evaluate whether we are receiving an appropriate share of opportunities.

In addition, DPF may seek to acquire industrial properties and industrial debt investments. Because DPF currently has a separate day-to-day asset acquisition team, the Sponsor and the Advisor have agreed, subject to any future changes approved or required by our Conflicts Resolution Committee, that (i) if an industrial property or industrial debt opportunity is a widely-marketed, brokered transaction, DPF, on the one hand, and us and LPT (collectively, “IPT/LPT”), on the other hand, may simultaneously and independently pursue such transaction, and (ii) if an industrial property or industrial debt opportunity is not a widely-marketed, brokered transaction, then, as between DPF, on the one hand, and IPT/LPT, on the other hand, the management team and employees of each company generally are free to pursue any such industrial property or industrial debt opportunity at any time, subject to certain allocations if non-widely-marketed transactions are first sourced by certain shared employees, managers or directors.

B.	Update to the Sections of the Prospectus Titled “Prospectus Summary – The Advisor” and “The Advisor and the Advisory Agreement”

We, the Operating Partnership and the Advisor entered into an amendment to the Advisory Agreement. The Advisory Agreement was amended in order to clarify the acquisition fee payable to the Advisor when we acquire an interest in a real property by investing in a real estate-related entity. The amendment clarifies that with respect to each real property for which the Advisor does not provide development services or development oversight services, the acquisition fee payable to the Advisor when we acquire an interest in such a real property by investing in a real estate-related entity is the same acquisition fee that is payable to the Advisor when we acquire such a real property, which is an amount equal to 2.0% of our share of the purchase price.

1. The following updates and supersedes the second sentence of the first paragraph in the subsection titled, “The Advisor” on page 19 of the Prospectus:

“We have entered into a third amended and restated advisory agreement with the Advisor, dated August 14, 2015, as amended on February 17, 2016, which we refer to as the “Advisory Agreement,” pursuant to which the Advisor manages our day-to-day operating and acquisition activities and implements our investment strategy.”

2. The following updates and supersedes the second sentence of the subsection titled, “General” on page 123 of the Prospectus.

“We, the Operating Partnership and the Advisor are parties to a third amended and restated advisory agreement, dated as of August 14, 2015, as amended on February 17, 2016, which we refer to herein as the “Advisory Agreement.”

C.	Update to the Sections of the Prospectus Titled “Management – Responsibilities of Directors” and “Management - Investment Committee”

1. The following updates and supersedes the disclosure next to the second bullet point in the subsection titled, “Responsibilities of Directors” on page 111 of the Prospectus.

“Approving all investments, including real property portfolio acquisitions and developments for a purchase price or total project cost greater than $40.0 million, including the financing of such investments. Our board of directors has delegated to the Investment Committee the authority to review and approve any unaffiliated investments (including real property portfolio acquisitions and developments), for a purchase price or total project cost of $40.0 million or less, including the financing of such investments;”

2. The following updates and supersedes the paragraph in the subsection titled, “Investment Committee” on page 112 of the Prospectus.

“The Investment Committee has certain responsibilities with respect to specific investments proposed by the Advisor and the authority to review our investment policies and procedures on an ongoing basis and recommend any changes to our board of directors. The Investment Committee is comprised of Messrs. Marshall M. Burton, John S. Hagestad, Charles B. Duke and Stanley A. Moore, each of whom is an independent director, and Messrs. Evan H. Zucker and Dwight L. Merriman III, each of whom is a related director. The Investment Committee has the authority to approve all unaffiliated investments, including real property portfolio acquisitions and developments, for a purchase price or total project cost of $40.0 million or less, including the financing of such investments. Our board of directors, including a majority of the independent directors, must approve all investments, including real property portfolio acquisitions and developments, for a purchase price or total project cost greater than $40.0 million, including the financing of such investments.”

D.	Update to the Sections of the Prospectus Titled “Prospectus Summary – Compensation to the Advisor and Its Affiliates” and “Management Compensation”

As described in Section B of this Supplement, we, the Operating Partnership, and the Advisor entered into an amendment to the Advisory Agreement. The description set forth below clarifies and updates the description of the acquisition fees payable to the Advisor in connection with an acquisition of an interest in a real estate-related entity under the heading “Acquisition Fees – the Advisor – Acquisition of Interest in Real Estate-Related Entities” in the sections titled “Prospectus Summary – Compensation to the Advisor and Its Affiliates” and “Management Compensation” on pages 11 and 135, respectively, of the Prospectus and elsewhere in the Prospectus.

“Acquisition of Interest in Real Estate-Related Entities

With respect to real properties other than development real properties, the Advisor is also entitled to receive acquisition fees of (i) 2.0% of our proportionate share of the purchase price of the property owned by any real estate-related entity in which we acquire a majority economic interest or that we consolidate for financial reporting purposes in accordance with generally accepted accounting principles in the U.S., or “GAAP,” and (ii) 2.0% of the purchase price in connection with the acquisition of an interest in any other real estate-related entity.”

E.	Update to the Section of the Prospectus Titled “Conflicts of Interest”

1. The following updates and supersedes the subsection titled, “Allocation of Leasing Opportunities Among Us and IIT” on page 153 of the Prospectus.

“Allocation of Leasing Opportunities Among Us and LPT. We and LPT have implemented lease allocation guidelines to assist with the process of the allocation of leases when we, LPT, the BTC Partnership and certain other entities to which affiliates of the Advisor are providing certain advisory services have potentially competing properties with respect to a particular tenant. Pursuant to the lease allocation guidelines, if we have an opportunity to bid on a lease with a prospective tenant and one or more of these other entities has a potentially competing property, then, under certain circumstances, we may not be permitted to bid on the opportunity and in other circumstances, we and the other entities will be permitted to participate in the bidding process. The lease allocation guidelines are overseen by a joint management committee consisting of our management committee and LPT’s management committee.

2. The following updates and supersedes the fifth, sixth and seventh paragraphs in the subsection titled, “Allocation of Investment Opportunities Among Affiliates and other Related Entities” on pages 154-155 of the Prospectus.

“Notwithstanding the foregoing, the Sponsor and the Advisor have agreed, subject to any future changes approved by the Conflicts Resolution Committee, that if an investment is equally suitable for us and LPT, (i) until such time as all of the proceeds from our public offerings have been fully invested (the “Core Trigger”) and except as noted below, we will have priority over LPT with respect to (A) industrial properties (including all new stabilized, value add, and forward commitment opportunities, collectively “Core Industrial Investment Opportunities”) located in the U.S. or Mexico; and (B) debt investments related to industrial properties located in the U.S. or Mexico, and (ii) until the later of the Core Trigger or the expiration of the investment period of ours build-to-core fund (the later of the foregoing, the “Development Trigger”), and other than development or re-development opportunities associated with LPT’s existing investments (e.g., development on excess land or expansion of an existing facility) which opportunities shall remain with LPT, we will have priority over LPT with respect to development of industrial properties (including all new speculative and build-to-suit opportunities, collectively, “Industrial Development Opportunities”) located in the U.S. or Mexico. Subject in both cases to the exceptions noted below, after the Core Trigger LPT will have priority over us with respect to Core Industrial Investment Opportunities, and after the Development Trigger LPT will have priority over us with respect to Industrial Development Opportunities. Notwithstanding the foregoing to the contrary, (I) if we have additional capital to deploy from our public offerings, but we determine that, for portfolio balance purposes, we do not for any period of time desire to invest further in certain markets either for certain industrial product classes or all industrial product classes, then LPT shall be permitted to invest in such markets and such product classes without us having priority in such markets and product classes for such time periods, and (II) when, from time to time, (x) after the Core Trigger, we have additional capital to deploy (either through the sale of assets or otherwise) into Core Industrial Investment Opportunities, (y) after the expiration of the Development Trigger, we have additional capital to deploy (either through the sale of assets or otherwise) into Industrial Development Opportunities, or (z) LPT has capital to deploy into Core Industrial Investment Opportunities or Industrial Development Opportunities, LPT’s CEO and regional Managing Directors (who currently serve in similar positions with us) will determine in their sole discretion for which program the investment is most suitable by utilizing the following Allocation Factors listed above. Any such determinations above will be reported, at least quarterly, to our Conflicts Resolution Committee in order to evaluate whether we are receiving our fair share of opportunities.

In addition, DPF may seek to acquire industrial properties and industrial debt investments. Because DPF currently has a separate day-to-day asset acquisition team, the Sponsor and the Advisor have agreed, subject to any future changes approved or required by our Conflicts Resolution Committee, that (i) if an industrial property or industrial debt opportunity is a widely-marketed, brokered transaction, DPF, on the one hand, and us and LPT (collectively, “IPT/LPT”), on the other hand, may simultaneously and independently pursue such transaction, and (ii) if an industrial property or industrial debt opportunity is not a widely-marketed, brokered transaction, then, as between DPF, on the one hand, and IPT/LPT, on the other hand, the management team and employees of each company generally are free to pursue any such industrial property or industrial debt opportunity at any time, subject to certain allocations if non-widely-marketed transactions are first sourced by certain shared employees, managers or directors.

While this is the current allocation process for allocating our Sponsor’s investment opportunities as between us, LPT and DPF, the Sponsor may at any time or from time to time revise this allocation procedure, subject to the confirmation by our Conflicts Resolution Committee that the proposed method for the allocation of investments by two or more affiliated programs seeking to acquire similar types of investments is reasonable. These allocation procedures may result in investment opportunities that are attractive to us being directed to LPT or DPF. In addition, the Sponsor (or its affiliates) may sponsor or advise additional real estate funds or other ventures now and in the future. The result of the creation of such additional funds may be to increase the number of parties who have the right to participate in, or have priority with respect to, investment opportunities sourced by our Sponsor or its affiliates, thereby reducing the number of investment opportunities available to us. Additionally, this may result in certain asset classes being unavailable for investment by us, or being available only after one or more other real estate funds have first had the opportunity to invest in such assets. For example, if our Sponsor sponsors an additional real estate fund that is exclusively or primarily focused on the acquisition of a particular asset class, we may agree, with the approval of a majority of our board of directors, including a majority of the independent directors, that such fund will have priority with respect to the acquisition of such asset class.

F.	Update to the Section of the Prospectus Titled “Description of Capital Stock”

The third paragraph in the subsection titled, “Distributions” on page 172 of the Prospectus is hereby deleted in its entirety.

G.	Update to the Section of the Prospectus Titled “Material U.S. Federal Income Tax Considerations”

The following updates and supersedes the third paragraph of the subsection titled, “Taxation of Our Company—REIT Qualification” on page 190 of the Prospectus.

While we intend to operate so that we will qualify, and continue to qualify, as a REIT, given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances, no assurance can be given by Greenberg Traurig, LLP or by us that we will so qualify for any particular year. Greenberg Traurig, LLP will have no obligation to advise us or the holders of our common stock of any subsequent change in the matters stated, represented or assumed in the opinion, or of any subsequent change in the applicable law. You should be aware that opinions of counsel are not binding on the IRS or any court, and no assurance can be given that the IRS will not challenge the conclusions set forth in such opinions. Further, as of the date of this prospectus, we have not obtained an advance ruling from the IRS regarding any matter discussed in this prospectus. Our qualification and taxation as a REIT depends on our ability to meet on a continuing basis, through actual operating results, distribution levels, and diversity of share ownership, various qualification requirements imposed upon REITs by the Code related to our income and assets, the compliance with which will not be reviewed by Greenberg Traurig, LLP. Our ability to qualify as a REIT also requires that we satisfy certain asset tests, some of which depend upon the fair market values of assets directly or indirectly owned by us. Such values may not be susceptible to a precise determination. While we intend to continue to operate in a manner that will allow us to qualify as a REIT, no assurance can be given that the actual results of our operations for any taxable year satisfy such requirements for qualification and taxation as a REIT.